XSurgical Inc.



Annual Report

2025

Annual Report 2025

Throughout this document, mentions of XSurgical refer to XSurgical Inc., a Corporation formed on February 9, 2018 in Delaware (the "Company"). The Company's physical address is P.O. Box 180, Topsfield, MA 01983.

You may contact the Company by emailing gdenovi@xsurgicalrobotics.com or michele.marzola@dnplc.net. This annual report is posted on the Company's website, www.xsurgicalrobotics.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

XSurgical Inc. ("XSurgical" or "Company") is a corporation formed on February 9, 2018, in Delaware. The Company's physical address is P.O. Box 180, Topsfield, MA 01983. The Company's web site may be accessed at www.xsurgicalrobotics.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Gianluca De Novi, PhD

Board positions with XSurgical

Dates	Position	Principal Occupation
Feb. 2018- current	co-founder and Chief Executive Officer	Serial Entrepreneur and Innovator, including tenures at the Harvard Medical Campus, the Massachusetts General Hospital and innovation start-ups either owned or where Gianluca consults covering the typical responsibilities of a Chief Technology Officer

Positions with XSurgical

Dates	Position	Responsibilities
Feb 2018-current	Chief Executive Officer	Product and Technology development

Dates	Organization	Title, Principal Business, and Responsibilities
2023 – current	Circular Labs	Co-Founder and CEO
2012-current	Massachusetts General Hospital	Director, Medical Device & Simulation Laboratories
2011-current	Harvard Medical School	Instructor, Radiology and Imaging
2014-current	Esacode LLC	Owner
2020-2022	Plymouth Rock	Vice-President, Engineering

Michele Marzola, MBA

Board positions with XSurgical

Dates	Position	Principal Occupation
Feb 2018- current	Co-founder and Chairman of the Board	Serial entrepreneur and serial investor in Life Science companies.

Positions with XSurgical

Dates	Position	Responsibilities
Feb 2018- current	Chairman of the Board	Fundraising and Business Development

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
1994-1995	Bain & Co.	Consultant, part of the Strategy practice in London
1996-1994	Booz, Allen & Hamilton	Principal, leader of the Strategy Practices and M&A Practices in London and Milan
1994-2006	IBM	General Manager, the IBM Consulting Group EMEA; GM Application Management Services EMEA
2006-current		Serial entrepreneur and serial investor, including being CEO at Perinnovare Spa, the Innovation agency of the Italian Industrial association.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Gianluca De Novi owns 950,000 shares of Common Stock, representing voting rights equal to 15.2%, Surgical Investments srl (owned directly by Michele Marzola) owns 4,150,000 shares of Common Stock, representing a voting power of 66,3%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

XSurgical is developing the first universal surgical robotic platform, capable of addressing multiple procedures, organs and tissues, reducing cost by 50% per patient/procedure, making it ideal for Regional hospitals (90% of the current market). We are also developing the first solution deployable in open filed critical missions, targeting both military operations and civilian emergencies. XSurgical will aim to sell capital equipment to hospitals and governmental organization (DoD, NATO, Regional emergency support centers). We plan to generate recurring revenues by selling services, parts and maintenance to acquired customers. In addition, we plan to generate royalties through the enablement of third parties devices on our platform. The key driver of our business plan is the finalization of the Gamma prototype and to start the regulatory approval processes in the U.S.A. and in Europe. This is the main reason for the fund raising activities currently taking place.

5. How many employees does the Company currently have? (§ 227.201(e))

None

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

Risks Associated with Our Business

We are an early-stage business.

We have a limited operating history and have incurred losses.

We will need additional financing.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

Our products and services may infringe the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages or prevent us from selling our services.

Our operating results may vary and be unpredictable, make period-to-period comparisons less meaningful, and make our future results difficult to predict.

We will have broad discretion over the use of the proceeds we receive in the Offering and may not apply the proceeds in a manner that increase the value of your investment.

Our projections and forward-looking information may prove to be incorrect.

There might be unanticipated obstacles to the execution of our business plan.

If we fail to obtain or maintain necessary U.S. Food and Drug Administration clearances for our medical device products, or if such clearances are delayed, we will be unable to commercially distribute and market our products in the U.S.

Modifications to our products may require new 510(k) clearances or PMA approvals, or may require us to cease marketing or recall the modified products until clearances or approvals are obtained.

Clinical trials necessary to support 510(k) clearance or PMA approval of our future products could be time consuming and expensive. Delays or failures in our clinical trials could prevent us from commercializing our products and could adversely affect our business, operating results and prospects and could cause us to cease operations.

We rely on one product.

Gamma and future products may never achieve market acceptance.

To be commercially successful, we must persuade physicians that using our products to execute a variety of General Surgery procedures is an effective alternative to existing therapies and treatments.

Even with respect to products approved by regulatory authorities or if our products are approved by regulatory authorities, if we or our suppliers fail to comply with ongoing FDA regulation or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Our revenue stream depends upon third party reimbursement.

Upon commercialization of our products, we will be dependent on third parties to market, distribute and sell our products.

Adverse events involving our products may lead the FDA to delay or deny clearance for our products or result in product recalls that could harm our reputation, business and financial results.

Product liability claims and product recalls could limit sales and increase costs.

We may not be able to manage future growth.

We may have competition from other companies.

Our product is new and unique and contains inherent risks.

Our historical financial statements have not been audited.

Disruptions caused by COVID- 19 pandemic and related government restrictions adversely affected our business.

 Risks associated with our managers and management team

We depend on key personnel, and if we fail to retain and attract skilled management and other key personnel, our business may be harmed.

The liability of our officers and directors is limited.

 Risks Associated with the Securities and this Offering

Because this Offering will be conducted on a "best efforts" basis and there is no minimum requirement in order to close, there can be no assurance that we can raise the money we need.

No public market for our securities.

We cannot assure you of a return on your investment.

Long-term nature of investment.

No Assurance of Dividends Paid on Series A Preferred Stock

Possible non-compliance with securities laws.

We have arbitrarily set the offering price of the Share

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common stock	6,500,000	5,100,000	Yes	
Preferred Stock	2,500,000	11,407	Yes	Liquidation preference

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

Valuation based on comparable raises of medical device companies at the same stage of development. Valuation consistent with normal practices in Venture Capital, considering a 2x increase on previous investments and significant potential increase in valuation through further capital rounds or I.P.O.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of XSurgical, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in XSurgical and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Surgica Robotica srl	$385,881	5%	undefined

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
Dec 2021	Preferred A-1 stock	$43,292	Reg CF	Business development
May 2023	Common stock	$26,628	Reg CF	Business development

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

XSurgical has been funded and supported by the Italian parent company Surgica Robotica srl, which was liquidated and the ownership in XSurgical moved directly on the ultimate holding company, Surgical Investments srl, with Michele Marzola being the 1005 owner of that holding company. The amount owed to the parent companies are described in our Financial Statements. The Company has limited cash available and is planning to raise funds through private placements to further advance product development and Intellectual Property. The company will continue to seek private and institutional investors willing to support the Company until the Gamma product line is FDA approved. XSurgical continues to explore opportunities for listing, in combination with a $50 M equity line availability provided by a major institutional investor.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

XSurgical has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

I, Michele Marzola, certify that:

(1) the financial statements (Income Statement, Balance Sheet, Cash Flow Statement, and Changes in Owner's Equity statement) for the fiscal years ended December 31, 2025 and December 31, 2024 of XSurgical Inc. included in this Form C-AR are true and complete in all material respects;

Michele Marzola
Chairman of the Board

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

XSurgical will file a report electronically with the SEC annually and post the report on its web site www.xsurgicalrobotics.com no later than 120 days after the end of each fiscal year covered by the report.



XSurgical, Inc. (the "Company") a Delaware
Corporation

Financial Statements (unaudited)

Year ended December 31, 2025

XSurgical, Inc.

Statement of Financial Condition

	Year Ended 2025
ASSETS	
Current Assets	
Accounts Receivable	-
Cash and Cash Equivalents	555
Other Current Assets	1,014
Total Current Assets	1,569
Non-current Assets	
Intangible Assets: Patents, net of Accumulated Amortization	131,000
Deferred Offering Costs	-
Total Non-Current Assets	131,000
TOTAL ASSETS	132,569
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	65,026
Total Current Liabilities	65,026
Long-term Liabilities	
Related Party Notes Payable	446,705
Related Party Payables	320,000
Total Long-Term Liabilities	766,705
TOTAL LIABILITIES	831,730
EQUITY	
Common Stock	10
Preferred Stock	114
Additional Paid in Capital	25,048
Accumulated Deficit	(724,333)
Total Equity	(699,161)
TOTAL LIABILITIES AND EQUITY	132,569

XSurgical, Inc.

Statement of Operations

	Year Ended 2025
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	-
General and Administrative:	
Directors Insurance	1,972
Amortization	27,000
Other General and Administrative	3,358
Total General and Administrative	32,330
Other Operating Expenses	2,933
Total Operating Expenses	**35,264**
Operating Income (loss)	(35,264)
Total Other Income	
Other Expense	-
Interest Expense	21,272
Total Other Expense	**21,272**
Provision for Income Tax	-
Net Income (Loss)	(56,535)

XSurgical, Inc.

Statement of Cash Flows

	Year Ended 2025
OPERATING ACTIVITIES	
Net Income (Loss)	(56,535)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Amortization	27,000
Accounts Payable	7,066
Prepaid Expenses	(56)
Accrued Liabilities	21,272
Account Receivable	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(1,254)
FINANCING ACTIVITIES	
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	1,809
Net Cash increase (decrease) for period	(1,254)
Cash at end of period	555

XSurgical, Inc.

	Common Stock		Preferred Stock		APIC	Accumulated Deficit	Total Shareholder Equity
Statement of Changes in Shareholder Equity							
	No. of Shares issued	$ Amount	No. of Shares issued	$ Amount			
Beginning Balance at 01/01/2025	51,07,986	10	11,407	114	25,048	(6,67,798)	(6,42,626)
Issuance of Common Stock		-	-	-	-	-	-
Prior Period Adju stment	-	-	-	-	-	-	-
Net Income (Loss)	-		-	-	-	(56,535)	(56,535)
Ending Balance 12/31/2025	51,07,986	10	11,407	114	25,049	(7,24,333)	(7,24,209)

XSurgical, Inc.

Notes to the Unaudited Financial Statements
December 31, 2025

$US

D NOTE 1 –

ORGANIZATION AND

NATURE OF ACTIVITIES

XSurgical, Inc. ("the Company") was formed in Delaware on February 9th, 2018. The Company is in the process of developing a remotely controlled surgical robot employing AI, which can be deployed in situations of disaster recovery, battlefield and even travels into space. Currently, the Company is working on the third iteration of its robot, the Gamma, at its laboratory in Topsfield, MA.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31, 2025.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or

less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identifythe contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Intangible Assets

Please see "Note 3" regarding the Company's intangible asset.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generallyexpensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company has authorized a Stock Option Plan for 1,500,000 shares of Common Stock. None have been granted.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carry forwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year, the majority ownership changed from Surgica Robotica Srl to Surgical Investments Srl. All outstanding balances previously payable to Surgica Robotica Srl were reassigned to Surgical Investments Srl. Accordingly, as of December 31, 2025, all related party payables are due to Surgical Investments Srl.

The Company had outstanding loans from the entity of amounting $446,705 (inclusive of $119,975 in accrued interest) as of December 31, 2025 for the purposes of developing medical devices. These loans carry an interest rate of 5% and their maturity has been extended to May 2028.

The Company had outstanding accounts payable totaling $320,000 as a result of the following transactions.

In 2018, the Company purchased the Entity's Research & Development asset that consisted of a prototype of a non-operating surgical robot for $170,000.

In 2019, the Company purchased the Entity's Intellectual Property asset consisting of patents for $150,000.

The ending balance of these intangible assets, net of amortization is $131,000 as of December 31, 2025.

NOTE 4 – DEBT

Please see "Note 3" regarding loans from a Related Party.

NOTE 5 – Change in Parent Entity and Reassignment of Intercompany Balances

On 9 May 2025, pursuant to a Share Purchase Agreement, Surgical Investments Srl. acquired 4,150,000 shares of the Company from its subsidiary Surgica Robotica Srl., thereby becoming the controlling shareholder of the Company. Consequent to the above transaction, the immediate parent entity of the Company changed from Surgica Robotica Srl to Surgical Investments Srl, which remains the ultimate controlling entity.
All outstanding intercompany balances previously payable to Surgica Robotica Srl were assigned to and are now payable to Surgical Investments Srl.

NOTE 6 – GOING CONCERN

The Company had working capital deficit of $63,457 and an accumulated deficit of ($724,333) as of December 31, 2025. The Company's continuation as a going concern is dependent on its ability to generate sufficient cash flow from operations to meet its obligations and/or obtaining additional financing as may be required. The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the above condition raises substantial doubt about the Company's ability to do so. The entity hasnot commenced principal operations and realized losses and negative cash flows from operations and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.



XSurgical, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Compilation Report

Years ended December 31, 2024

Statement of Financial Positions

	Year Ended 2024
ASSETS	
Current Assets	
Accounts Receivable	-
Cash and Cash Equivalents	1,809
Other Current Assets	958
Total Current Assets	2,766
Non-current Assets	
Intangible Assets: Patents, net of Accumulated Amortization	158,000
Deferred Offering Costs	-
Total Non-Current Assets	158,000
TOTAL ASSETS	160,766
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	57,959
Related Party Payables	320,000
Related Party Notes Payable	-
Total Current Liabilities	377,959
Long-term Liabilities	
Related Party Notes Payable	425,433
Total Long-Term Liabilities	425,433
TOTAL LIABILITIES	803,392
EQUITY	
Common Stock	10
Preferred Stock	114
Additional Paid in Capital	25,048
Accumulated Deficit	(667,798)
Total Equity	(642,626)
TOTAL LIABILITIES AND EQUITY	160,766

Statement of Operations

	Year Ended 2024
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
General and Administrative	1,523
Other operating expenses	5,453
Total Operating Expenses	33,976
Operating Income (loss)	(33,976)
Other Income	
Interest Income	-
Total Other Income	-
Other Expense	
Interest Expense	20,259
Consulting Services	1,907
Others	-
Total Other Expense	22,166
Provision for Income Tax	-
Net Income (Loss)	(56,142)

Statement of Cash Flows

	Year Ended 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(56,142)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Amortization	27,000
Accounts Payable	2,107
Prepaid Expenses	(958)
Accrued Liabilities	20,259
Account Receivable	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net Cash provided by (used in) Operating Activities	(7,734)
INVESTING ACTIVITIES	
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	9,543
Net Cash increase (decrease) for period	(7,734)
Cash at end of period	1,809

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	No. of Shares	$ Amount	No. of Shares	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Ending Balance 12/31/2023	5,107,986	10	11,407	114	25,049	(611,656)	(586,483)
Issuance of Common Stock, net of Offeringcosts	-	-	-	-	-	-	-
Amortization of Deferred Offering Costs	-	-	-	-	-	-	-
Prior Period Adjustment	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(56,142)	(56,142)
Ending Balance 12/31/2024	5,107,986	10	11,407	114	25,049	(667,798)	(642,626)

XSurigcal, Inc.
Notes to the Unaudited Financial Statements
December 31, 2024
$USD NOTE

1 – ORGANIZATION AND NATURE OF ACTIVITIES

XSurgical, Inc. ("the Company") was formed in Delaware on February 9th, 2018. The Company is in the process of developing a remotely controlled surgical robot employing AI, which can be deployed in situations of disaster recovery, battlefield and even travels into space. Currently, the Company is working on the third iteration of its robot,the Gamma, at its laboratory in Cambridge MA.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assetsand liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months orless when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties towhich it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identifythe contract(s) with customers
Step 2: Identify the performance obligations in the
contractStep 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the firstcontract is signed.

Intangible Assets

Please see "Note 3" regarding the Company's intangible asset.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs areincurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company has authorized a Stock Option Plan for 1,500,000 shares of Common Stock. None have been granted.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilitiesfor the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statementand tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those taxpositions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carry forwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future

positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In February 2018, the Company entered into a Shareholder Agreement with an entity from Italy ("the Entity") and the Company's owner ("the Owner"). The Entity and Owner own 81.4% and 18.6% of the Company, respectively. Upon certain triggering events of the Entity or Owner, their respective shares may be purchased by the Company at a price calculated by multiplying the fair market value of the Company then determined by a CPA, by a fraction consisting of number of shares owned by the withdrawing party as the numerator, and the total number of shares outstanding as the denominator. Each year there is a net profit, both the Entity and Owner are entitled to 30% of distributable dividends in proportion to their ownership interest in the Company.

The Company had outstanding loans from the entity of amounting $425,433 (inclusive of $98,703 in accrued interest) as of December 31, 2024 for the purposes of developing medical devices. These loans carry an interest rate of 5% and are due on demand.

The Company had outstanding accounts payable totaling $320,000 as a result of the following transactions.

In 2018, the Company purchased the Entity's Research & Development asset that consisted of a prototype of a non-operating surgical robot for $170,000.

In 2019, the Company purchased the Entity's Intellectual Property asset consisting of patents for $150,000.

The ending balance of these intangible assets, net of amortization is $158,000 as of December 31, 2024.

NOTE 4 – DEBT

Please see "Note 3" regarding loans from Related Party.

NOTE 5 – GOING CONCERN

The Company had working capital of ($375,193) and an accumulated deficit of ($667,798) as of December 31, 2024. The Company's continuation as a going concern is dependent on its ability to generate sufficient cash flow from operations to meet its obligations and/or obtaining additional financing as may be required. The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the above condition raises substantial doubt about the Company's ability to do so. The entity has not commenced principal operations and realized losses and negative cash flows from operations and may continue to generate losses.

The company's capacity to generate income and/or secure funding adequate to cover present and future commitments and use such to generate profitable operating results will determine its ability to remain a going concern for the twelve months after the date on which financial statements were available for issuance. In order to meet its capital needs, management has assessed these circumstances and planned to create income and raise funds as necessary. There is no guarantee that the Company will succeed in these endeavours. These and other reasons cast serious doubt on the company's capacity to operate as a going concern for a reasonable amount of time. There are no adjustments made to the financial statements regarding the recoverability and classification of recorded asset and liabilities.

